3700 South Stonebridge Drive

McKinney, Texas 75070

972-569-3659 (phone)

972-569-3282 (fax)

Frank M. Svoboda

Executive Vice President and

Chief Financial Officer

April 3, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E., Mail Stop 6D10

Washington, D.C. 20549

Re:	Torchmark Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2012 set forth in your letter of March 21, 2013. Our responses are keyed to the comments contained in the March 21, 2013 letter (which have been boldfaced) and proposed revised disclosures to be included in future filings (additional language is underlined) are contained in this letter.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 33

1.	You disclose under risk factors on page 8 that decreases in interest rates could result in calls by issuers and that these calls could result in a decline in your investment income due to reinvestment of the proceeds at lower rates. Please provide us proposed disclosure to be included in future periodic reports of the amount of investments that are callable over the next several years and their weighted-average yields to help show your exposure to lower interest rates.

We propose to revise our discussion of calls and their impact on our future investment income similar to this revised second paragraph on page 35 as follows:

Of our $12.0 billion fixed maturity portfolio at amortized cost as of December 31, 2012, we held $262 million book value of bank hybrid securities with a weighted average yield of 7.26% that were callable without a make-whole provision and $181 million of other fixed maturity securities with a weighted average yield of 6.65% that were callable solely at the discretion of the issuer but that had not been called at December 31, 2012. In addition, we also held $344 million book value of non-bank hybrid securities with a weighted average yield of 5.31% that become callable solely at the discretion of the issuer on various scheduled dates during the next three years. Many factors can be involved in an issuer’s decision to call a bond. Therefore, it is difficult to predict whether or not a bond will be called in the future, and, if so, when it will be called. If these bonds were to be called, there would be a reduction in future net investment income as long as the average yield on called securities exceeds prevailing new money rates. Approximately 51% of the bank hybrid securities were rated below-investment-grade. If called, both the ratio of below-investment-grade securities to our investment portfolio and statutory required capital would also decrease.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies, 60

2.	Please tell us why you did not disclose the information required by ASC 250-10-50-1 regarding your adoption of ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Refer to ASC 250-10-50-2 that requires disclosure in the annual period of the change. Also, tell us other accounting standards you adopted in 2012 and why you did not provide the required disclosure.

Torchmark adopted the provisions of ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” on January 1, 2012. Our Form 10-Q for the period ended March 31, 2012 reflected the adoption of this ASU and retrospectively adjusted prior year amounts. In late June 2012, the Company registered securities in a shelf registration statement on Form S-3. In an effort to provide investors financial information on the same basis of accounting, we retrospectively adjusted our 2011 and prior audited financial statements included in Form 8-K dated June 29, 2012, and incorporated it by reference, along with our first quarter Form 10-Q, into Form S-3. All disclosures required by ASU 2010-26 were included in the retrospectively adjusted audited financial statements at the time of the Form 8-K filing. Please refer to the Form 8-K filed on June 29, 2012, page 64 of Exhibit 99.1, Item 8. The reason these disclosures were not repeated in the 2012 Form 10-K is due to our belief that it was not necessary to repeat the disclosures in the subsequent annual period filing. We believe this is supported by ASC 250-10-50-1, which states, “Financial statements of subsequent periods need not repeat the disclosures required by this paragraph.”

Aside from ASU 2010-26, we did adopt certain other accounting standards for which we did not believe explicit disclosure of the adoption was required, as they were not considered changes in accounting principle or the adoption had no impact on the financial statements, or the impact of the adoption is appropriately disclosed. All of the following Accounting Standard Updates were disclosed in our 2011 Form 10-K to be adopted in 2012, with the explanation that the adoption would either have no impact on the financial statements or that the impact would result in an enhancement to certain disclosures. For each of the ASU’s listed below, we explain the treatment in the 2012 financial statements:

1.	ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs- the additional disclosures required by this standard are found on pages 73 and 74.

2.	ASU 2011-05, Presentation of Comprehensive Income- this standard required no change to our financial statements, as we were already in compliance with the required presentation.

3.	ASU 2011-08, Testing Goodwill for Impairment- This standard had no impact on our financial statements; it merely provided for an alternative method of testing goodwill for impairment. We stated in Note 1—Significant Accounting Policies on page 67 in the top paragraph that “… the qualitative assessment was employed as permitted by accounting guidance. Based on the analyses as outlined in the guidance, it was determined that an impairment of goodwill was not likely”. From these statements, we believe adoption is implied, and an explicit statement of adoption was not considered to be necessary.

Note 6 – Acquisition, page 77

3.	Please tell us how your application of the purchase method to account for Family Heritage business combination complies with the acquisition method descripted in ASC 805. Provide us proposed revised disclosure to be included in future periodic reports, as necessary, to comply with the acquisition method including:

•	how you record assets acquired and disabilities assumed;

•	how you determine the value of goodwill; and

•	how you treat acquisition costs.

Our purchase of Family Heritage was accounted for and disclosed under the acquisition method guidance found in ASC 805. ASC 805-10-5-4 states the following:

The acquisition method requires all of the following steps:

a.	Identifying the acquirer

b.	Determining the acquisition date

c.	Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

d.	Recognizing and measuring goodwill or a gain from a bargain purchase.

We disclosed the above components of the acquisition method of accounting in Note 6—Acquisition, on pages 77 and 78 where we identify Torchmark as the acquirer of Family Heritage Life Insurance Company of America on November 1, 2012. Additionally, we disclosed how we recognized the identifiable assets acquired, the liabilities assumed and the goodwill recorded within that same footnote.

As it relates to our disclosure for how we record assets acquired and liabilities assumed, how we determine the value of goodwill, and how we treat acquisition costs, please refer to our ongoing accounting policy for the acquisition of subsidiaries in Note 1—Significant Accounting Policies in the third paragraph on page 60, where we stated the following:

When Torchmark acquires a subsidiary or a block of business, the assets acquired and the liabilities assumed are measured at fair value at the acquisition date. Any excess of acquisition cost over the fair value of net assets is recorded as goodwill. Expenses incurred to effect the acquisition are charged to earnings as of the acquisition date. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

We believe, therefore, that we have complied with the required disclosures of ASC 805. Additionally, as this is our accounting policy statement for acquisitions, we intend to continue to provide this same policy disclosure in future annual periodic filings.

We acknowledge that we inadvertently used the term “purchase method” when describing the accounting for our acquisition of Family Heritage in Note 6—Acquisition. We recognize that the current accounting guidance found in ASC 805, Business Combinations (formerly FAS 141R), uses the term “acquisition method.” We intend to use the term “acquisition method” in future filings when referring to business combinations.

Part III, page 110

4.	We note that in Part III you incorporate by reference certain information from your definitive proxy statement filed March 18, 2013. Please note that we are currently reviewing this Part III information and may have additional comments on your disclosure. If so, we will provide our comments in a subsequent letter.

We understand that you are reviewing Part III information and may have additional comments provided in a subsequent letter. We will respond on a timely basis to any additional comments we receive from you.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2012; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I hope this letter responds adequately to your comments. Please contact me at 972-569-3659 or Brian Mitchell at 972-569-4020 if you have additional comments or questions.

Very truly yours,

/s/ Frank M. Svoboda

CC:	Gus Rodriquez

Ibolya Ignat

CAM: cm